Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES RECORD QUARTERLY REVENUES
AND OPERATING CASH FLOWS IN THE SECOND QUARTER OF 2014

MONTREAL, Quebec, Canada, August 5, 2014 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”) announces financial and operational results for its second quarter ended June 30, 2014. Financial results are based on International Financial Reporting Standards (“IFRS”) and dollars are reported in Canadian currency, unless otherwise noted.

Highlights:

  Q2 2014 record operating cash flows of $13.4 million, or $0.29 per share, on record revenues of $39.0 million, a significant $0.36 per share improvement over Q2 2013 operating cash flows of ($3.0) million, or ($0.07) per share, on revenues of $17.8 million;

  2014 gold production guidance increased to 75,000 – 85,000 ounces on strong quarterly and six month operational performance, from 70,000 – 80,000 ounces previously;

  Q2 2014 adjusted net earnings of $5.7 million, or $0.12 per share, versus Q2 2013 net loss of ($1.1) million, or ($0.03) per share, a $0.15 per share improvement; Six month adjusted net earnings of $3.8 million, or $0.09 per share, compared to a net loss of ($3.3) million, or ($0.08) per share in the prior year period, an increase of $0.17 per share;

  Gold sales of 27,790 ounces in Q2 2014 at an average price of $1,399 (US$1,283), a 117% increase over prior year gold sales of 12,826 ounces at an average price of $1,389 (US$1,358); Second quarter cash cost per ounce decreased 16% in Canadian dollars to $849 (US$779) in 2014, from $1,015 (US$992) last year;

  Gold sales of 48,202 ounces in the first half of 2014 at an average price of $1,417 (US$1,292), a 78% increase over prior year gold sales of 27,087 ounces at an average price of $1,519 (US$1,495); Six month cash cost per ounce decreased 16% to $985 (US$898) in 2014, from $1,167 (US$1,149) last year;

  Island Gold access ramp extended to a vertical depth of 620 metres; 1,248 metres of definition drilling and 3,025 metres of exploration drilling also completed at depth in Q2 2014;

  On August 5, 2014, Richmont announced a definitive agreement that will increase its ownership of the Island Gold Mine property claims to 100% through the acquisition of the outstanding 31% ownership of four patented claims on the property in return for a 3% NSR royalty on 100% of mineral production from the four claims;

  Cash and cash equivalents of $32.6 million, plus $3.1 million of short-term guaranteed deposits, for a total of $35.7 million, or $0.75 per share, as of June 30, 2014, and long-term debt remains low at $4.9 million;

  The Corporation will hold a conference call at 11:00 a.m. (EST) on August 5, 2014 to discuss second quarter 2014 results.

RICHMONT MINES ANNOUNCES RECORD QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE SECOND QUARTER OF 2014
August 5, 2014

Commenting on Richmont’s strong second quarter operational performance, Ms. Elaine Ellingham, Interim President and CEO of Richmont Mines remarked: “We are very pleased to report that we achieved record quarterly revenues and operational cash flows. Our operational team more than doubled gold sales in Q2 compared with Q2 in the prior year, and successfully reduced our average cash operating costs to $849 (US$779) per ounce from $1,015 (US$992). In spite of the lackluster gold price environment, this performance translated into record revenues and record operational cash flows for the Corporation, which is a testament to the team’s hard work and dedication. With 60% of our 2014 forecasted production realized in the first six months of the year, we are pleased to have recently increased our 2014 gold production guidance to 75,000 to 85,000 ounces from 70,000 to 80,000 ounces previously, and we remain intently focused on continuing to manage our operational efficiency and productivity going forward. The continued development of our cornerstone Island Gold asset in Ontario remains the priority for Richmont and, to this end, our healthy cash position will support our initiatives to build shareholder value through the development of this 1 million ounce gold resource extending below our Island Gold Mine.”

Ms. Ellingham continued: “We are pleased to have announced on August 5, 2014 that we have signed a definitive agreement, which is expected to close in the next few days, to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property. Consolidating Richmont’s ownership to 100% of the Island Gold Mine property is an important step and clears the path for us to accelerate our mine development. With a million ounce gold resource at depth, our cornerstone Island Gold Mine is an asset that we believe has significant potential to transition into a long-life, high-grade and lower-cost operation, and is therefore an important driver of future value for our shareholders.”

In closing Ms. Ellingham noted: “Our search is well underway for a new President and CEO to successfully lead Richmont as it enters a new and exciting phase of growth at our Island Gold Mine.”

Second Quarter Results

Revenues for the second quarter of 2014 were $39.0 million, a 119% improvement over revenues of $17.8 million in the second quarter of 2013, predominantly due to a twofold increase in the number of gold ounces sold. A total of 27,790 ounces of gold were sold at an average price of $1,399 (US$1,283) per ounce in the current quarter, versus gold sales of 12,826 ounces and an average realized sales price of $1,389 (US$1,358) per ounce in the comparable period last year. The 117% increase in ounce gold sales during the quarter reflect a 78% and 19% increase in the number of gold ounces sold at the Island Gold Mine and the Beaufor Mine, respectively, primarily attributable to improved grades and higher tonnage levels from both mines, and the addition of open-pit Monique Mine and near surface W Zone production in the quarter.

Cost of sales, which includes operating costs, royalties and related depreciation and depletion expenses, totaled $30.3 million in the second quarter of 2014 compared to $15.2 million in the comparable period last year. This was driven by significantly higher processed tonnage levels in the current period reflecting a 39% increase in Island Gold tonnage, a 7% increase in Beaufor Mine tonnage, and the addition of 67,445 tonnes from the Monique Mine and 20,055 tonnes from the W Zone. On a consolidated basis, cost per tonne decreased by 17% year-over-year, mainly attributable to the contribution of lower cost tonnage from W Zone and the Monique Mine, as a slightly lower cost per tonne at Island Gold Mine was offset by a higher cost per tonne at Beaufor Mine.

Exploration and project evaluation costs before depreciation and exploration tax credits totaled $0.6 million in the current quarter, versus $2.5 million in the comparable period of 2013. The year-over-year decrease is primarily attributable to lower exploration related costs at the Island Gold Mine, as the Corporation focuses on the development of the 1 million ounce Island Gold Deep resource. On a segmented basis, exploration expenses excluding depreciation and exploration tax credits were approximately $0.2 million at the Island Gold Mine and $0.3 million at the Beaufor Mine, while exploration and project evaluation costs at other properties amounted to $0.1 million during the current quarter.

RICHMONT MINES ANNOUNCES RECORD QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE SECOND QUARTER OF 2014
August 5, 2014

Excluding severance costs related to the departure of the past President and CEO of $1.05 million ($0.98 million after tax), of which $0.3 million was non-cash, the Corporation generated adjusted net earnings of $5.7 million, or $0.12 per share, in the second quarter of 2014, a significant $0.15 per share improvement of the net loss of ($1.1) million, or ($0.03) per share, generated in the second quarter of 2013. Based on IFRS, net earnings in the second quarter of 2014 were $4.7 million, or $0.10 per share.

The Corporation generated Q2 2014 operating cash flows of $13.4 million, or $0.29 per share, a $0.36 per share improvement compared to Q2 2013 operating cash flows of ($3.0) million, or ($0.07) per share. Second quarter net free cash flow (operating cash flows less capital expenditures) was $8.5 million, or $0.19 per share, in 2014, a notable improvement over net free cash flow of ($17.2) million, or ($0.43) per share, in the year-ago period.

Recent News and Development Updates

Senior Management Change Announced

On July 2, 2014, the Corporation announced that Mr. Paul Carmel, President and Chief Executive Officer, had been relieved of his duties, and that an extensive search for a replacement was underway. Ms. Elaine Ellingham, an experienced Mining Executive and geologist, and a member of Richmont’s Board of Directors since February 2010, has been appointed Interim President and CEO. Please see the July 2, 2014 press release entitled “Richmont Mines announces departure of CEO and appointment of interim CEO.”

Island Gold Mine Update

On August 5, 2014, the Corporation announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party will be acquired by the Corporation in return for a 3% net smelter return royalty that is payable on 100% of mineral production from the four claims. The transaction is expected to close in the next few days. As part of this agreement the Corporation will make the following advance royalty payments: $1.0 million upon closing of the transaction, and $1.0 million each on January 3, 2015 and January 3, 2016. Advance royalty payments will decrease to $0.3 million as of January 3, 2017, and will be paid annually until such time as a total of $5.1 million has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments.

Underground development work on the Island Gold resource at depth advanced on schedule in the second quarter of 2014. The ramp was extended by 136 metres and reached a vertical depth of 620 metres at June 30, 2014, while 140 metres of additional development were completed during the three month period. In conjunction with this work, the Corporation completed a total of 1,248 metres of definition drilling and 3,025 metres of exploration drilling of the depth extension at Island Gold during the period.

RICHMONT MINES ANNOUNCES RECORD QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE SECOND QUARTER OF 2014
August 5, 2014

In April 2014, the Corporation announced that ongoing development work had provided access to the upper portion of the Island Gold depth extension with approximately 130 metres of lateral drift development into the C Zone at a vertical depth of 560 metres, on claims that are 100% owned by the Corporation. Within this development, approximately 92 metres was well mineralized and consistent with the established resource. Chip samples taken from the advancing development faces on this level averaged a cut grade of 12.73 g/t over an average width of 2.92 metres. It was noted that this grade should be seen as indicative, however further studies are required to verify the capping value used (75 g/t). In addition, approximately 5,000 metres of definition drilling completed within the resource obtained some notable results, including 36.40 g/t Au over 4.46 metres and 33.14 g/t Au over 5.05 metres in the C Zone, and 19.82 g/t Au over 2.09 metres in the B Zone, thus providing additional support for the long-term potential of the Island Gold Mine. Richmont similarly highlighted new exploration drill results. Please see the April 24, 2014 press release for additional details.

Bought-Deal Financing of Common Shares Completed

On April 3, 2014, Richmont announced that it had entered into a bought-deal financing agreement with Macquarie Capital Markets Canada Ltd. as lead underwriter, on behalf of a syndicate of underwriters that included BMO Capital Markets, CIBC World Markets and Desjardins Securities. The Corporation subsequently announced that it had closed the financing on April 23, 2014, and that it had issued a total of 8.05 million common shares at a price of CAN$1.45 per share, including the entire over-allotment option of 1.05 million common shares, for aggregate gross proceeds of $11.7 million. Richmont plans to use the net proceeds of $10.7 million for working capital and general corporate purposes.

Cash Position and Capital Structure

Cash and cash equivalents totaled $32.6 million at June 30, 2014, up 141% from the March 31, 2014 level of $13.5 million. As of June 30, 2014, Richmont Mines had 414 employees, compared to 430 as of March 31, 2014 and 461 as of June 30, 2013. The Corporation had working capital of $32.3 million, 47.6 million shares outstanding, no gold or currency hedging contracts and long-term debt of $4.9 million as of June 30, 2014.

Island Gold Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013

Ounces Poured
Tonnes	66,813	53,467	125,925	111,535
Head grade (g/t)	5.71	4.53	5.68	4.68
Gold recovery (%)	96.05	95.56	96.08	95.60
Recovered grade (g/t)	5.49	4.33	5.45	4.47
Ounces poured	11,784	7,442	22,083	16,046

Ounces Sold
Tonnes	65,558	47,220	124,569	107,414
Head grade (g/t)	5.70	4.46	5.66	4.71
Gold recovery (%)	96.05	95.56	96.08	95.60
Recovered grade (g/t)	5.47	4.26	5.44	4.50
Ounces sold	11,536	6,474	21,795	15,534
Cash cost per ounce (US$)	776	1,221	811	1,179

RICHMONT MINES ANNOUNCES RECORD QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE SECOND QUARTER OF 2014
August 5, 2014

The Island Gold Mine generated strong results in the second quarter of 2014 driven by an improved grade and increased tonnage through the mill as a result of better mine scheduling, combined with increased truck capacity owing to the addition of four new trucks at the end of 2013. In fact, the mill achieved a record monthly production rate of 25,000 tonnes in May. Based on ounces sold, a total of 65,558 tonnes of Island Gold Mine ore were processed at an average head grade of 5.70 g/t Au in the current quarter, compared to 47,220 tonnes at an average head grade of 4.46 g/t Au in the second quarter of 2013. Second quarter 2014 gold sales totaled 11,536 ounces at an average price of $1,399 (US$1,283) per ounce, versus gold sales of 6,474 ounces at an average price of $1,404 (US$1,372) per ounce in the comparable period of 2013. The average cash cost of $846 (US$776) per ounce of gold sold in the current quarter represented a significant improvement over the average cash cost of $1,249 (US$1,221) per ounce of gold sold in the prior year period. This 32% year-over-year decrease in average cash cost was driven by the improved grade attributable to less tonnage originating from the lower grade areas of the mine. Cash cost levels similarly benefited from a 13% decrease in cash cost per tonne year-over-year that reflected lower milling costs, as mechanical issues at the mill in the second quarter of 2013 necessitated the short-term rental of equipment from an outside supplier, as well as lower per tonne surface and administration cost as more tonnes were processed.

During the first six months of 2014 a total of 124,569 tonnes of ore were processed at a head grade of 5.66 g/t, and 21,795 ounces of gold were sold at an average price of $1,421 (US$1,296) per ounce. This compared to processed tonnage based on gold ounces sold of 107,414 tonnes at a head grade of 4.71 g/t, and gold sales of 15,534 ounces at an average price of $1,541 (US$1,517) per ounce in the comparable six month period of 2013. The tonnage increase was driven by improved mine scheduling and ore transport capacity, primarily in the strong second quarter operational performance, combined with an improved mined grade in the first six months of the year as mining was in higher grade areas of the mine. These operational improvements translated into a 40% increase in the number of gold ounces sold and a 26% decrease in the cash cost per ounce sold. Specifically, an average cash cost of $890 (US$811) per ounce in the first six months of 2014, compared to an average cash cost of $1,198 (US$1,179) per ounce in the comparable period of 2013.

Island Gold production levels in the second half of 2014 are expected to be below those of the first six months due to mine grade and development work sequencing, and the scheduled mill shut down that occurred at the end of Q2 during which the cone crusher was replaced.

RICHMONT MINES ANNOUNCES RECORD QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE SECOND QUARTER OF 2014
August 5, 2014

Beaufor Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013

Ounces Poured
Tonnes	31,186	28,775	54,467	66,110
Head grade (g/t)	8.28	7.31	7.32	5.70
Gold recovery (%)	98.39	98.12	98.09	97.82
Recovered grade (g/t)	8.15	7.18	7.18	5.58
Ounces poured	8,168	6,639	12,569	11,851

Ounces Sold
Tonnes	30,112	28,146	52,616	65,215
Head grade (g/t)	7.92	7.15	7.14	5.63
Gold recovery (%)	98.39	98.12	98.09	97.82
Recovered grade (g/t)	7.79	7.02	7.00	5.51
Ounces sold	7,541	6,352	11,843	11,553
Cash cost per ounce (US$)	712	760	854	1,109

Processed tonnage from the Beaufor Mine based on ounces sold increased 7% in the second quarter of 2014 to 30,112 tonnes from 28,146 tonnes in the comparable period of 2013, while the average head grade also improved by a notable 11% to 7.92 g/t in the current quarter from 7.15 g/t in the year-ago period. The year-over-year improvements were driven by an increased proportion of tonnage mined from higher grade room and pillar areas, most notably the M Zone, combined with a reduction in the amount of lower grade development ore processed during the three month period, which translated into a 19% year-over-year increase in the number of gold ounces sold in the current quarter. A total of 7,541 ounces of gold were sold in the second quarter of 2014 at an average price of $1,398 (US$1,282), compared to 6,352 ounces of gold sold at an average price of $1,373 (US$1,342) in the comparable period of 2013. The cash cost per ounce of gold sold of $776 (US$712) in the current quarter was unchanged from $777 (US$760) in the prior year, as the impact of the improved grade was offset by a 17% increase in mining cost per tonne associated with a higher percentage of room and pillar mining. This reflects the grade optimization initiative that began in mid-2013 that increases the proportion of room-and-pillar mining. While this has the effect of increasing the grade of the material mined, it also increases mining cost per tonne.

Based on ounces sold, a total of 52,616 tonnes of Beaufor Mine ore were processed at a grade of 7.14 g/t Au during the first half of 2014, compared to 65,215 tonnes of ore processed at a grade of 5.63 g/t Au in the comparable six months of 2013. The decreased tonnage during the six month period is primarily attributable to lower year-over-year processed tonnage in the first three months of 2014 following the Corporation’s implementation of a more selective mining approach in mid 2013. This more focused mining method has translated into improved grades at the Beaufor Mine and favourably impacted cash cost per ounce of gold sold, which totaled $936 (US$854) per ounce in the first half of 2014, down 17% compared to $1,126 (US$1,109) per ounce in the comparable period of 2013. A total of 11,843 ounces of gold were sold from the Beaufor Mine at an average price of $1,423 (US$1,297) in the first six months of 2014, versus gold sales of 11,553 ounces at an average price of $1,489 (US$1,466) in the prior year period.

RICHMONT MINES ANNOUNCES RECORD QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE SECOND QUARTER OF 2014
August 5, 2014

Monique Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013

Gold Poured
Tonnes	71,642	-	106,340	-
Head grade (g/t)	2.68	-	2.62	-
Gold recovery (%)	96.16	-	96.24	-
Recovered grade (g/t)	2.58	-	2.52	-
Ounces poured	5,942	-	8,615	-

Gold Sold
Tonnes	67,445	-	119,498	-
Head grade (g/t)	2.70	-	2.67	-
Gold recovery (%)	96.16	-	96.24	-
Recovered grade (g/t)	2.59	-	2.57	-
Ounces sold	5,622	-	9,873	-
Cash cost per ounce (US$)	1,036	-	1,133	-

Based on ounces sold, a total of 67,445 tonnes of ore at an average grade of 2.70 g/t Au were processed from the Monique Mine in the second quarter of 2014. The improvements over first quarter production levels reflect enhanced pit sequencing in the second quarter following the successful resolution of water treatment issues experienced in the first three months of the year, combined with improved separation of higher grade material for immediate processing from lower grade ore that is being stockpiled for milling in 2015, the latter of which is accounted for as inventory on the Corporation’s balance sheet. When combined with the 52,053 tonnes processed in the first quarter of the year at an average grade of 2.64 g/t Au, the Monique Mine processed 119,498 tonnes at an average grade of 2.67 g/t Au in the first six months of 2014. Richmont expects the contractor to finish mining the Monique open-pit in the fourth quarter of 2014, as scheduled. The ore will continue to be stockpiled on the Monique mine site, and transported to the Corporation’s Camflo Mill and batch processed through the first half of 2015. During the second quarter, the Corporation began stockpiling lower-grade Monique ore for milling in 2015. At June 30, this low-grade stockpile was approximately 47,000 tonnes at 1.2 g/t.

A total of 5,622 ounces of gold were sold from the Monique Mine at an average price of $1,402 (US$1,286) per ounce in the second quarter of 2014, resulting in year-to-date gold sales of 9,873 ounces at an average price of $1,404 (US$1,280) per ounce. The average cash cost per ounce of gold sold totaled $1,129 (US$1,036) in the second quarter of 2014, down 19% from first quarter cash costs of $1,392 (US$1,262) per ounce of gold sold, reflecting the slightly higher grade and decreasing in-pit strip ratio associated with the lower benches of the pit.

RICHMONT MINES ANNOUNCES RECORD QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE SECOND QUARTER OF 2014
August 5, 2014

W Zone

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013

Gold Poured
Tonnes	20,352	-	36,789	-
Head grade (g/t)	5.25	-	4.25	-
Gold recovery (%)	93.14	-	97.45	-
Recovered grade (g/t)	4.89	-	4.15	-
Ounces poured	3,197	-	4,904	-

Gold Sold
Tonnes	20,055	-	35,523	-
Head grade (g/t)	5.15	-	4.21	-
Gold recovery (%)	93.14	-	97.45	-
Recovered grade (g/t)	4.79	-	4.11	-
Ounces sold	3,091	-	4,691	-
Cash cost per ounce (US$)	485	-	923	-

Based on gold sold, a total of 20,055 tonnes were processed at an average grade of 5.15 g/t Au from the W Zone in the second quarter of 2014, an improvement over the first quarter of 2014 during which 15,468 tonnes were processed at an average grade of 3.33 g/t Au. This brought year-to-date results to 35,523 tonnes of processed ore at an average grade of 4.21 g/t Au. The improved quarter-over-quarter results in the second quarter reflect the Corporation’s objective to exclusively mine higher grade areas during the operations’ final three months of production.

A total of 3,091 ounces of gold were sold in the second quarter of 2014 at an average price of $1,398 (US$1,282) per ounce, bringing gold sales in the first six months of 2014 to 4,691 ounces at an average price of $1,406 (US$1,282) per ounce. The cash cost per ounce of gold sold totaled $529 (US$485) in the second quarter, a reflection of the fact that operations were concluded at the end of the quarter and therefore no drift excavation costs were incurred during the period. For the six month period, the cash cost per ounce of gold sold totaled $1,012 (US$923).

Operations at the W Zone were completed at June 30, 2014.

Camflo Mill

The Camflo Mill processed 115,095 tonnes in the second quarter of 2014, and 206,043 tonnes in the first six months of the year, up 95% and 114%, respectively, over the prior year’s levels, reflecting the addition of W Zone and Monique Mine ore. The Camflo Mill will continue to be run at capacity (1,200 tons per day) for the remainder of 2014 with additional ore from the Monique Mine replacing the W Zone tonnage. Richmont is evaluating custom milling opportunities to utilize the excess capacity at Camflo once the milling of stockpiled ore from the Monique Mine is completed in mid-2015.

RICHMONT MINES ANNOUNCES RECORD QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE SECOND QUARTER OF 2014
August 5, 2014

Six-Month Review

Revenues totaled $68.4 million for the six-month period ended June 30, 2014, a 66% increase from revenues of $41.2 million generated in the same period in 2013, reflecting a 78% increase in the number of ounces of gold sold the benefits of which were partially offset by a 7% decrease in the average selling price per ounce of gold in Canadian dollars.

Cost of sales, which includes operating costs, royalties and amortization expenses were $58.9 million for the first six months of 2014, which represents a 63% increase over operating costs of $36.2 million during the same period last year. This increase was driven by a 92% increase in processed tonnage in the period, the result of a 16% increase in tonnage from the Island Gold Mine, the addition of 155,021 tonnes of combined tonnage from the W Zone and Monique Mine operations, partially offset by a 19% decrease in tonnage from the Beaufor Mine. Cash cost per ounce of gold sold decreased by a notable 16% to $985 (US$898) from $1,167 (US$1,149) in the first six months of 2013, driven largely by decreased cash costs at the Island Gold and Beaufor mines that were primarily attributable to improved grades, and lower cost per tonne at Island Gold.

The average cost per tonne based on gold ounces sold decreased 21% year-over-year, largely attributable to lower cost per tonne ore from the W Zone and Monique Mine operations, as well as a 10% decrease in cost per tonne at the Island Gold Mine.

Exploration and project evaluation costs before depreciation and exploration tax credits were $1.1 million in the first half of 2014, compared with $5.5 million in the year-ago period. The year-over-year decrease reflects lower exploration related costs at the Island Gold Mine as focus has been shifted toward the development of the 1 million ounce Island Gold Deep resource deposit, and lower exploration costs at the Beaufor Mine. On a segmented basis, exploration expenses, excluding depreciation and exploration tax credits, were approximately $0.3 million at the Island Gold Mine and $0.6 million at the Beaufor Mine. Exploration and project evaluation costs at other properties amounted to $0.2 million during the first half of 2014.

Excluding one-time severance costs associated with the departure of the President and CEO, the Corporation’s adjusted net earnings were $3.8 million, or $0.09 per share, in the first half of 2014, a significant improvement over the net loss of ($3.3) million, or ($0.08) per share, in the first half of 2013. Based on IFRS, net earnings in the first six months of 2014 were $2.8 million, or $0.07 per share.

The Corporation generated six month 2014 operating cash flows of $15.8 million, or $0.37 per share, compared to operating cash flows of ($9.7) million, or ($0.25) per share in the comparable six month period of 2013. Net free cash flow (operating cash flows less capital expenditures) was $5.0 million, or $0.12 per share, in the first six months of 2014, a notable $0.96 per share improvement over net free cash flow of ($33.3) million, or ($0.84) per share, in the year-ago period.

Conference call

The Corporation will hold a conference call at 11:00 a.m. (EST) on August 5, 2014 to discuss second quarter 2014 results. To participate in the conference call, please dial 1 866 222-0265 (North America toll free) or 416 640-5942 (local and International).

A replay of this conference will be available for 30 days, and can be accessed by dialing 1 866 245-6755 (North America toll free) or 416 915-1035 (local and International), and entering passcode # 747480.

Elaine Ellingham
Interim President and Chief Executive Officer

RICHMONT MINES ANNOUNCES RECORD QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE SECOND QUARTER OF 2014
August 5, 2014

About Richmont Mines Inc.
Richmont Mines has produced over 1.4 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine and Monique Mine in Quebec. The Corporation is also advancing development of the extension at depth of the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with National Instrument 43-101 adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

National Instrument 43-101 (“NI 43-101”)
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by NI 43-101.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES ANNOUNCES RECORD QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE SECOND QUARTER OF 2014
August 5, 2014

EXPLORATION AND PROJECT EVALUATION
(Unaudited)	(in thousands of Canadian dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$	$	$

Exploration costs – Mines
Island Gold	157	1,157	289	2,619
Beaufor	318	639	568	1,236
Monique	-	41	2	202

	475	1,837	859	4,057

Exploration costs – Other properties
Wasamac	37	407	75	881
Other	19	149	25	226
Project evaluation	62	139	179	287

Exploration and project evaluation before depreciation and exploration tax credits	593	2,532	1,138	5,451

Depreciation	21	74	44	150
Exploration tax credits, including adjustments	(609)	(327)	(454)	(638)

	5	2,279	728	4,963

RICHMONT MINES ANNOUNCES RECORD QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE SECOND QUARTER OF 2014
August 5, 2014

FINANCIAL DATA
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
CAN$	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Results (in thousands of $)
Revenues	38,951	17,835	68,418	41,233
Net earnings (loss)	4,676	(1,090)	2,773	(3,330)
Cash flows from (used in) operating activities	13,371	(2,966)	15,751	(9,741)

Results per share ($)
Basic and Diluted net earnings (loss)	0.10	(0.03)	0.07	(0.08)

Cash flows from (used in) operating activities	0.29	(0.07)	0.37	(0.25)

Basic weighted average number of common shares outstanding (thousands)	45,611	39,596	42,620	39,591
Diluted weighted average number of common shares outstanding (thousands)	45,638	39,601	42,736	39,605

Average selling price of gold per ounce	1,399	1,389	1,417	1,519
Average selling price of gold per ounce (US$)	1,283	1,358	1,292	1,495

		June 30,		December 31,
		2014		2013
		(Unaudited)		(Audited)
Financial position (in thousands of $)
Total assets		139,135		123,328
Working capital		32,343		13,952
Long-term debt		4,936		5,196

RICHMONT MINES ANNOUNCES RECORD QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE SECOND QUARTER OF 2014
August 5, 2014

SALES AND PRODUCTION DATA
Three -month period ended June 30
	Year	Ounces of gold		Cash cost
		Sales	Production	(per ounce sold)
				US$	CAN$
Island Gold Mine	2014 2013	11,536 6,474	11,784 7,442	776 1,221	846 1,249
Beaufor Mine	2014 2013	7,541 6,352	8,168 6,639	712 760	776 777
W Zone Mine	2014 2013	3,091 -	3,197 -	485 -	529 -
Monique Mine	2014 2013	5,622 -	5,942 -	1,036 -	1,129 -
Total	2014 2013	27,790 12,826	29,091 14,081	779 992	849 1,015

Six -month period ended June 30
	Year	Ounces of gold		Cash cost
		Sales	Production	(per ounce sold)
				US$	CAN$
Island Gold Mine	2014 2013	21,795 15,534	22,083 16,046	811 1,179	890 1,198
Beaufor Mine	2014 2013	11,843 11,553	12,569 11,851	854 1,109	936 1,126
W Zone Mine	2014 2013	4,691 -	4,904 -	923 -	1,012 -
Monique Mine	2014 2013	9,873 -	8,615 -	1,133 -	1,242 -
Total	2014 2013	48,202 27,087	48,171 27,897	898 1,149	985 1,167

Note:	Average exchange rates used: Q2 2014: US$1 = CAN$1.0905, Year to date 2014: US$1 = CAN$1.0968
Average exchange rates used: Q2 2013: US$1 = CAN$1.0231, Year to date 2013: US$1 = CAN$1.0159

RICHMONT MINES ANNOUNCES RECORD QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE SECOND QUARTER OF 2014
August 5, 2014

CONSOLIDATED INCOME STATEMENT
(Unaudited)	(in thousands of Canadian dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$	$	$

CONTINUING OPERATIONS
Revenues	38,951	17,835	68,418	41,233
Cost of sales	30,246	15,220	58,894	36,170

GROSS PROFIT	8,705	2,615	9,524	5,063

OTHER EXPENSES (REVENUES)
Exploration and project evaluation	5	2,279	728	4,965
Administration	2,373	1,571	4,104	3,693
Loss on disposal of long-term assets	13	1	2	35
Other revenues	(18)	(26)	(28)	(30)

	2,373	3,825	4,806	8,663

OPERATING EARNINGS (LOSS)	6,332	(1,210)	4,718	(3,600)

Financial expenses	28	24	55	50
Financial revenues	(59)	(173)	(141)	(391)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	6,363	(1,061)	4,804	(3,259)

MINING AND INCOME TAXES	1,687	29	2,031	71

NET EARNINGS (LOSS) FOR THE PERIOD	4,676	(1,090)	2,773	(3,330)

NET EARNINGS (LOSS) PER SHARE
Basic and diluted	0.10	(0.03)	0.07	(0.08)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	45,611	39,596	42,620	39,591

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	45,638	39,601	42,736	39,605

See accompanying notes to interim consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES ANNOUNCES RECORD QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE SECOND QUARTER OF 2014
August 5, 2014

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	(in thousands of Canadian dollars)
	June 30,	December 31,
	2014	2013
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	32,590	17,551
Guaranteed investment certificates	3,124	-
Receivables	2,714	3,008
Income and mining tax assets	256	925
Exploration tax credits receivable	6,255	5,670
Inventories	10,819	9,075

	55,758	36,229

RESTRICTED DEPOSITS	771	3,421

PROPERTY, PLANT AND EQUIPMENT	82,606	83,678

TOTAL ASSETS	139,135	123,328

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	19,123	19,897
Income and mining taxes payable	3,208	1,225
Current portion of long-term debt	780	825
Current portion of asset retirement obligations	304	330

	23,415	22,277

LONG-TERM DEBT	4,936	5,196

ASSET RETIREMENT OBLIGATIONS	7,658	7,603

DEFERRED INCOME AND MINING TAX LIABILITIES	2,387	1,899

TOTAL LIABILITIES	38,396	36,975

EQUITY
Share capital	142,941	132,202
Contributed surplus	12,127	11,253
Deficit	(54,329)	(57,102)

TOTAL EQUITY	100,739	86,353

TOTAL LIABILITIES AND EQUITY	139,135	123,328

See accompanying notes to interim consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES ANNOUNCES RECORD QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE SECOND QUARTER OF 2014
August 5, 2014

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)	(in thousands of Canadian dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$	$	$

OPERATING ACTIVITIES
Net earnings (loss) for the period	4,676	(1,090)	2,773	(3,330)
Adjustments for:
Depreciation and depletion	6,707	2,333	11,541	4,801
Taxes received (paid)	1,052	-	1,107	(1,500)
Interest revenues	(72)	(118)	(136)	(271)
Interest and accretion expenses on long-term debt	41	5	85	12
Share-based compensation	651	498	1,065	1,120
Accretion expense – asset retirement obligations	28	19	55	38
Loss (gain) on disposal of long-term assets	13	(13)	2	19
Gain on disposal of shares of publicly-traded companies	-	(12)	-	(12)
Mining and income taxes	1,687	29	2,031	71

	14,783	1,651	18,523	948

Net change in non-cash working capital items	(1,412)	(4,617)	(2,772)	(10,689)

Cash flows from (used in) operating activities	13,371	(2,966)	15,751	(9,741)

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	-	12	-	12
Restricted deposits	-	(87)	(474)	(87)
Interest received	43	130	126	291
Property, plant and equipment – Island Gold Mine	(2,348)	(3,346)	(4,018)	(6,458)
Property, plant and equipment – Island Gold Deep Project	(1,536)	(4,499)	(4,363)	(6,022)
Property, plant and equipment – Beaufor Mine	(843)	(30)	(1,445)	(238)
Property, plant and equipment – W Zone Mine	(1)	(1,021)	(234)	(2,902)
Property, plant and equipment – Monique Mine	-	(5,235)	(21)	(7,457)
Property, plant and equipment – Other	(123)	(87)	(691)	(485)
Disposition of property, plant and equipment	123	57	300	145

Cash flows used in investing activities	(4,685)	(14,106)	(10,820)	(23,201)

FINANCING ACTIVITIES
Issue of common shares	11,673	-	11,673	62
Common shares issue costs	(934)	-	(934)	-
Interest paid	(41)	(5)	(85)	(12)
Payment of asset retirement obligations	(26)	-	(26)	-
Long-term debt	(80)	-	(80)	-
Payment of finance lease obligations	(189)	(231)	(440)	(459)

Cash flows from (used in) financing activities	10,403	(236)	10,108	(409)

Net change in cash and cash equivalents	19,089	(17,308)	15,039	(33,351)

Cash and cash equivalents, beginning of period	13,501	43,767	17,551	59,810

Cash and cash equivalents, end of period	32,590	26,459	32,590	26,459

See accompanying notes to interim consolidated financial statements available on SEDAR (www.sedar.com).